Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

November 13, 2024

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Virginia Quality Municipal Income Fund File Numbers: 333-282564; 811-07490

Dear Mr. Bellacicco:

This letter responds to the comments you provided via telephone on November 4, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on October 9, 2024, with respect to the Nuveen Virginia Quality Municipal Income Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

GENERAL

1.	Comment: We note that prior to filing the Registration Statement, the Registrant previously filed a shelf registration statement on Form N-2 on September 20, 2013, which was declared effective on October 3, 2013 (the “2013 Registration Statement”). Because shelf registration statements are generally required to be filed every three years, please confirm that the Registrant is no longer selling shares based upon the 2013 Registration Statement and explain the reason for the lapse of time between filings.

Response: The Registrant confirms that the offering of unsold shares under the 2013 Registration Statement has terminated, and the Registrant is therefore no longer able to sell shares based upon the 2013 Registration Statement. Accordingly, the Registrant filed the Registration Statement so that it may engage in a new offering of shares on an immediate, continuous or delayed basis.

Christopher R. Bellacicco

November 13, 2024

PROSPECTUS

Prospectus Summary

Investment Objectives and Policies (p. 2)

2.	Comment: We note that the disclosure incorporates by reference a section of the Fund’s most recent annual report titled, “Shareholder Update – Current Investment Objectives, Investment Policies and Principal Risks of the Funds – Investment Objectives” and “–Investment Policies.” Consider rewording the heading as this heading is not found in the most recent annual report. Please also include a hyperlink to the most recent annual report when incorporating by reference.

Response: The Registrant will ensure that information incorporated by reference is properly hyperlinked. In addition, the Registrant confirms that the heading in question can be found on page 68 of the Fund’s annual report for the fiscal year ended May 31, 2024.

Use of Leverage (p.4)

3.	Comment: We note that the last paragraph of the subsection titled, “Use of Leverage,” refers to an unsecured credit facility. In an appropriate location, please add disclosure regarding conflicts that may arise in determining which Participating Funds may draw on the unsecured credit facility.

Response: The Registrant will revise the relevant disclosure as follows:

The Fund may borrow for temporary purposes as permitted by the 1940 Act. The Fund, along with certain other funds managed by Nuveen Fund Advisors (the “Participating Funds”), are parties to a committed unsecured credit facility (the “Facility”) provided by a group of lenders, under which Participating Funds may borrow for temporary purposes only. Outstanding balances drawn by the Fund, or any other Participating Fund, will bear interest at a variable rate and is the liability of such Fund. The Facility is not intended for sustained levered investment purposes. A large portion of the Facility’s capacity (and corresponding annual costs, excluding interest cost) is currently allocated by Nuveen Fund Advisors to a small number of Participating Funds, which does not include the Fund. The Facility has a 364-day term and will expire in June 2025 unless extended or renewed. Because participation in the Facility creates a conflict of interest in determining which Participating Funds may draw upon the Facility at any point in time, Participating Funds have been allocated different first priority portions of the committed amount of the Facility based primarily on the expected likelihood and extent of the need to borrow under the Facility.

Christopher R. Bellacicco

November 13, 2024

Summary of Fund Expenses – page 7

4.	Comment: We note that the asterisk below the table titled, “Shareholder Transaction Expenses” references two separate sales charges. Please revise the table to include separate line items for each of those sales charges.

Response: The Registrant will revise the table to reflect only one sales charge.

5.	Comment: Please confirm that the costs associated with offering expenses, including any preferred shared offering expenses, are reflected in the fee table.

Response: The Registrant confirms that any applicable interest expenses and preferred offering costs are included in the “Interest and Other Related Expenses” line item. In addition, the Registrant notes that any costs associated with a particular offering will be reflected in the fee table included in the prospectus supplement corresponding to such offering.

Trading and Net Asset Value Information – page 8

6.	Comment: Please disclose (1) whether the Fund’s Common Shares have historically traded at a discount; (2) any methods undertaken or to be undertaken that are intended to reduce any discount; and (3) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

Response: The Registrant will add the below disclosure to the section titled, “Trading and Net Asset Value Information”:

The Fund’s Common Shares have historically traded both at premiums and discounts in relation to the Fund’s NAV per share. The Fund cannot predict whether its Common Shares will trade at a premium or discount to NAV in the future. The Board of Trustees has currently determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount from NAV in respect of Common Shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at NAV, or the conversion of the Fund to an open-end investment company. The Fund cannot assure you that its Board of Trustees will decide to take any of these actions, or that share repurchases or tender offers will actually reduce market discount.

Plan of Distribution – page 18

7.	Comment: The second paragraph of the subsection titled, “General,” under “Plan of Distribution,” refers to the indemnification provisions underwriters, dealers and agents may be entitled to under agreements entered into with the Fund. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.

Response: Because the Registrant has not yet entered into any such agreements in connection with the Securities to be offered in the Registration Statement, it does not believe any additional disclosure is necessary.

Christopher R. Bellacicco

November 13, 2024

Certain Provisions in the Declaration of Trust and By-Laws – page 25

8.	Comment: The last paragraph of the subsection titled, “Procedural Requirements on Derivative Actions, Exclusive Jurisdiction and Jury Trial Waiver,” under “Certain Provisions in the Declaration of Trust and By-Laws,” discusses the exclusive jurisdiction provision of the By-Laws. Please add disclosure describing the provision in Section 8.1 of the By-Laws regarding shareholders’ obligation to reimburse expenses incurred by the Trust or any other person in effecting a change of venue.

Response: The Registrant will revise the disclosure as follows:

The By-laws also require that actions by shareholders against the Fund, except for actions under the U.S. federal securities laws, be brought only in a certain federal court in Massachusetts, or if not permitted to be brought in federal court, then in the Business Litigation Session of the Massachusetts Superior Court in Suffolk County (the “Exclusive Jurisdictions”), and that the right to jury trial be waived to the fullest extent permitted by law. Other investment companies may not be subject to similar restrictions. The designation of Exclusive Jurisdictions may make it more expensive for a shareholder to bring a suit than if the shareholder were permitted to select another jurisdiction. In the event a shareholder selects another jurisdiction to bring its suit and the venue for such suit is subsequently changed back to an Exclusive Jurisdiction through the legal process, then such shareholder shall be required to reimburse all expenses incurred by the Fund or any other person in effecting such change of venue back to the Exclusive Jurisdiction. Also, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. It is possible that a court may choose not to enforce these provisions of the Fund’s By-laws.

STATEMENT OF ADDITIONAL INFORMATION

9.	Comment: In an appropriate section, please briefly explain any significant change in the portfolio turnover rate over the last two fiscal years. See Item 17.4 of Form N-2.

Response: The Registrant notes that the Fund’s portfolio turnover rates for the fiscal years ended May 31, 2024 and 2023 were 13% and 29%, respectively. As a result, the Fund did not experience any significant change in portfolio turnover rate over the last two fiscal years.

Christopher R. Bellacicco

November 13, 2024

Investment Restrictions – page 2

10.	Comment: Disclosure in the fifth investment restriction states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to municipal bonds other than those municipal bonds backed only by the assets and revenues of non-governmental users nor shall it apply to municipal securities issues or guaranteed by the U.S. government, its agencies or instrumentalities.” Please add “or group of industries” after “any one industry.”

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a group of industries. Neither Section 8(b)(1) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following its concentration policy:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (5) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy in subparagraph (5) above will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes any one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Nuveen Fund Advisors.

PART C

Item 25: Financial Statements and Exhibits

11.	Comment: We note that Exhibits t.2 and t.3 include Powers of Attorney for Joseph A. Boateng and Michael A. Forrester dated July 10, 2024, and January 1, 2024, respectively. Please provide an explanation for including two executed Powers of Attorney with differing dates.

Response: The Registrant notes that the Power of Attorney filed in Exhibit t.3 includes additional funds that were not included in the Power of Attorney filed in Exhibit t.2. Accordingly, the Exhibit list will be revised to refer to Messrs. Boateng and Forrester in only Exhibit t.3.

* * * * * *

Christopher R. Bellacicco

November 13, 2024

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine